Exhibit 99.1

Arbe Announces Q2 2025 Financial Results

TEL AVIV, Israel, August 7, 2025 - Arbe Robotics Ltd. (Nasdaq: ARBE)(TASE: ARBE) (“Arbe,” “we,” “our” and the “Company”), a global leader in perception radar solutions, today announced its financial results for its second quarter, ending June 30, 2025.

Recent Highlights

●	RFQs Selection Progress: Arbe remains on track in its ongoing engagements with OEMs and continues to advance through successive stages of the production program selection process. The Company has successfully moved into the final stage as one of the last remaining suppliers. While the exact timeline for final decisions remains uncertain, Arbe maintains its goal of securing four OEM wins within the coming year.

●	Data Collection Project Win: Arbe received a strategic order for the use of its chipsets in large-scale data collection projects. These chipsets were shipped and will be deployed on fleets of more than 100 vehicles, operated by multiple leading European automotive manufacturers.

●	Non-automotive growth potential: Sensrad, a leading radar tier-1 supplier, placed an order for Arbe chipsets for its first radar series. Its rollout launch includes varied applications such as an autonomous off-road vehicle for a defense sector US customer, a smart infrastructure project led by Tianyi Transportation in China, as well as several other additional customer evaluations.

●	New Support Agreement: Arbe signed a support and maintenance agreement with Sensrad, offering ongoing professional services for Sensrad’s 4D Imaging Radar program, and providing a recurring revenue stream for Arbe.

●	Imaging radar system launched: HiRain Technologies, a leading tier-1 Chinese supplier, launched its LRR615 long-range imaging radar system powered by Arbe’s chipset, a key step toward full-scale industrial deployment.

●	China ADAS Regulation Milestone: China’s State Administration for Market Regulation has proposed a new regulation that mandates highly advanced ADAS testing for all new Level 1 and Level 2 vehicle models. These requirements exceed the capabilities of current radar systems available in the market. We believe Arbe’s high-definition radar technology can enable OEMs to enhance ADAS performance to meet these new standards, presenting a significant market opportunity in China.

Management Comment

“We are pleased with our ongoing momentum in the quarter, and we are advancing in-line with our plans in Europe and the rest of the world,” said Kobi Marenko, CEO of Arbe. “In particular, we have made solid progress with customer RFQ selections. We have successfully demonstrated our technological advantages and are entering the final rounds with only a few competitors remaining. While the selection timing is not in our control, we aim to win 4 OEM production programs within the coming year.”

Added Mr. Marenko, “We continue to support our tier-1s as they ramp up toward large-scale production, while also advancing strategic customer evaluations. This quarter, we saw solid traction in non-automotive sectors, including defense and smart road infrastructure, highlighting the broader potential of our technology.”

“The autonomous driving market is gaining momentum, with growing acceptance of sensor-fusion-based solutions over vision-only approaches. Our high-resolution radar delivers superior performance in challenging conditions, addressing critical perception gaps and enabling safer, more reliable autonomy. These favorable trends are creating new opportunities for Arbe across multiple industries. Backed by strong collaborations and a solid financial foundation, we’re well-positioned to lead this transition. We believe our technology can be a key enabler in high-volume 2028 passenger vehicle platforms, with revenue growth beginning in 2027.” concluded Mr. Marenko.

Second Quarter 2025 Financial Results Highlights

Revenues for Q2 2025 were $0.3 million, compared to $0.4 million in Q2 2024. Backlog as of June 30, 2025 amounted to $0.5 million.

Gross profit for Q2 2025 was negative ($0.2) million, compared with the negative gross profit of ($0.04) million in Q2 2024.

Operating expenses in Q2 2025 were $11.3 million, compared to $11.6 million in Q2 2024. The decrease was primarily driven by lower share-based compensation expense, related to the full vesting of prior grants and to the lower volume of new grants. The decrease was partially offset by an increase in bonus liability grants, labor costs and foreign exchange unfavorable impact.

Operating loss in Q2 2025 was $11.5 million, compared to a $11.6 million in Q2 2024.

Net loss in Q2 2025 was $10.2 million, compared to a net loss of $11.7 million in Q2 2024. Net loss in Q2 2025 included $1.3 million in financial income, compared with $0.1 million of financial expenses in Q2 2024. Financial income in Q2 2025 related to Call Option realized and interest from deposits, partially offset by changes in the U.S. dollar-NIS exchange rate, and revaluation related to our bond and warrants.

Adjusted EBITDA for Q2 2025, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, was a loss of $8.9 million, compared to a loss of $7.5 million in Q2 2024. We believe that this non-GAAP measurement is important in management’s evaluation of our use of cash and in planning and evaluating our cash requirements for the coming period.

Balance Sheet and Liquidity Highlights

As of June 30, 2025, Arbe had $62 million in cash and cash equivalents, in short-term and long-term bank deposits.

Outlook

Arbe’s leading radar technology remains a top priority for key decision-makers in the automotive industry. Recent cash infusions totaling nearly $70 million further underscore investor confidence in Arbe’s market potential and growth trajectory.

-	While broader economic shifts have led to short-term delays in automakers’ roll-out of advanced driver assistance systems, decision timelines have been extended. As a result, Arbe continues to engage closely with industry leaders, advancing through RFQ stages and reinforced its position for adoption. We continue with our goal to pursue four design-ins with automakers in the coming year.

-	2025 Annual revenues are expected to be in the range of $2 to $5 million and will be weighted towards the end of the year.

-	We significantly strengthened our balance sheet, and our adjusted EBITDA for 2025 is projected to be in the range of ($29 million) and ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today, August 7, 2025, at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer.

The live call may be accessed via:

U.S. Toll Free: 1-866-8609642

International: +972-3-9180609

Israel: 03-9180609

The company encourages participants to pre-register for the conference call using the following link: https://Veidan.activetrail.biz/Arbeq2-2025 ..

Participants may pre-register at any time, including up to and after the call start time. The live webcast will be accessible from the same link on the day of the call and can also be accessed from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

An archived webcast of the conference call will also be made available on the website the day following the call.

The day after the call, a live webcast of the call can be accessed from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar.

An archived webcast of the conference call will also be made available on Arbe’s website the day following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems, empowering automakers and radar Tier-1s to develop truly safe driving systems that scale from ADAS and hands-free, eyes-off capabilities to full vehicle autonomy. Arbe’s technology addresses critical edge cases and provides real-time mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit Arbe.

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to meet expectations with respect to our financial guidance and outlook; the timing and success of obtaining orders and commitments from the projects that we are seeking; completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced threatened or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

1 212 378 8040

arbe@ekgir.com

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2025		December 31, 2024
	(Unaudited)
Current Assets:
Cash and cash equivalents	6,604		13,488
Restricted cash	280		280
Short term bank deposits	19,435		10,793
Trade receivable	284		153
Other assets – funds held in escrow	8,817		30,417
Prepaid expenses and other receivables	1,964		2,500
Total current assets	37,384		57,631

Non-Current Assets
Operating lease right-of-use assets	1,516		1,782
Long term bank deposits	35,707		-
Property and equipment, net	1,228		1,374
Total non-current assets	38,451		3,156

Total assets	75,835		60,787

Current liabilities:
Trade payables	524		624
Operating lease liabilities	607		551
Employees and payroll accruals	3,570		3,283
Convertible bonds	9,390		30,614
Accrued expenses and other payables	1,659		1,334
Derivative Liabilities	247		-
Total current liabilities	15,997		36,406

Long term liabilities
Operating lease liabilities	1,432		1,457
Warrant liabilities	421		428
Total long-term liabilities	1,853		1,885

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Capital & Premium	334,918		275,453
Accumulated Deficit	(276,933)		(252,957)
Total shareholders’ equity	57,985		22,496

Total liabilities and shareholders’ equity	75,835		60,787

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	274	409	314	546
Cost of revenues	459	448	797	851
Gross loss	(185)	(39)	(483)	(305)

Operating Expenses:
Research and development, net	8,216	7,914	17,909	17,311
Sales and marketing	1,297	1,365	2,678	2,818
General and administrative	1,782	2,296	3,771	3,940
Total operating expenses	11,295	11,575	24,358	24,069
Operating loss	(11,480)	(11,614)	(24,841)	(24,374)

Financing expenses (Income) net	(1,322)	132	865	177

Net loss	(10,158)	(11,746)	(23,976)	(24,551)

Basic net loss per ordinary share	(0.09)	(0.15)	(0.23)	(0.31)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	112,196,403	80,578,820	104,497,312	79,377,515

Diluted net loss per ordinary share	(0.09)	(0.19)	(0.23)	(0.39)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	112,196,403	64,204,137	104,497,312	63,390,411

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(10,158)	(11,746)	(23,976)	(24,551)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	132	147	267	289
Share-based compensation	2,263	3,587	5,573	7,313
Warrants to service providers	155	286	364	634
Revaluation of warrants	273	(157)	(7)	(268)
Revaluation of convertible bonds	586	176	613	176
FInance income	(1,856)	-	(2,063)	-

Change in operating assets and liabilities:
Decrease in trade receivable	(224)	162	(131)	564
Increase in other assets	-	(128)	-	(128)
Increase in prepaid expenses and other receivables	(534)	245	536	72
Operating lease ROU assets and liabilities, net	50	6	104	135
Increase (decrease) in trade payables	(67)	(1,039)	(137)	(506)
Increase in employees and payroll accruals	290	204	287	349
Increase (decrease) in Derivative Liabilities	(1,465)	-	247	-
Increase (decrease) in accrued expenses and other payables	(1,221)	(72)	325	(766)
Net cash used in operating activities	(11,776)	(8,328)	(17,998)	(16,687)
Cash flows from investing activities:

Change in bank deposits	10,843	12,621	(42,337)	(2,281)
Purchase of property and equipment	(59)	(126)	(84)	(225)
Net cash provided by (used in) investing activities	10,784	12,494	(42,421)	(2,506)
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance costs	-	-	30,758	-
Issuance costs related to convertible bonds	-	(459)	21,696	(459)
Warrants	-	-	493	-
Proceeds from exercise of options	2	22	440	22
Net cash provided by financing activities	2	(437)	53,387	(437)
Effect of exchange rate fluctuations on cash and cash equivalent	690	80	148	214

Increase (decrease) in cash, cash equivalents and restricted cash	(990)	3,650	(7,032)	(19,844)
Cash, cash equivalents and restricted cash at the beginning of period	7,184	5,391	13,768	28,750
Cash, cash equivalents and restricted cash at the end of period	6,884	9,120	6,884	9,120

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
GAAP net loss attributable to ordinary shareholders	(10,158)	(11,746)	(23,976)	(24,551)

Add:
Share-based compensation	2,263	3,587	5,573	7,313
Warrants to service providers	155	286	364	634
Revaluation of warrants and accretion	273	(157)	(7)	(268)
Convertible bonds accretion	586	176	613	176
Non-recurring expenses related to convertible bonds and ATM	-	805	960	805
Non-GAAP net loss	(6,881)	(7,048)	(16,473)	(15,890)

Basic Non-GAAP net loss per ordinary share	(0.06)	(0.09)	(0.16)	(0.20)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	112,196,403	80,578,820	104,497,312	79,377,515

Diluted Non-GAAP net loss per ordinary share	(0.06)	(0.09)	(0.16)	(0.14)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	112,196,403	64,204,137	104,497,312	63,390,411

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
GAAP net loss attributable to ordinary shareholders	(10,158)	(11,746)	(23,976)	(24,551)

Add:
Financial expenses / (income) , net	(1,322)	132	(865)	177
Depreciation	132	147	267	289
Share-based compensation	2,263	3,587	5,573	7,313
Warrants to service providers	155	286	364	634
Non-recurring expenses related to ATM	-	68	-	68
Adjusted EBITDA	(8,930)	(7,526)	(18,637)	(16,070)